U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Braun                           Hugo                  E.
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    (Last)                           (First)               (Middle)

    5840 Interface Drive
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                                    (Street)

    Ann Arbor                       Michigan               48103
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    (City)                          (State)                (Zip)


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2.  Issuer Name and Ticker or Trading Symbol


    Nematron  Corporation  - NMN
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3.  IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.  Statement for Month/Year


    April 24, 2003
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5.  If Amendment, Date of Original (Month/Year)


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6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.  Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares     5)       4)        4)       4)
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
Warrants to purchase                                                           Series A
Series A                                                                       Preferred
Preferred Stock     $0.10    04/25/03 P         104,000      04/25/03 04/25/08 Stock     104,000   $0.10    5,164,000 I        (4)
(1)
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Rights to purchase                                                             Series A
Series A                                                                       Preferred
Preferred Stock     $0.10    04/24/03 P         520,000      04/25/03 04/25/08 Stock     520,000   $0.10   27,261,578 I        (4)
(1)(2)
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Warrants to purchase                                                           Common
Common Stock                                                 03/23/01 03/23/06 Stock     500,000   $0.18      500,000 I        (4)

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Rights to purchase                                                             Common
Common Stock                                                 03/23/01 03/23/06 Stock     4,166,666 $0.18    4,166,666 I        (4)

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
Explanation of Responses:
(1)-Advances have been received under a master promissory note between Nematron and North Coast Technology Investors LP, of which Mr. Braun is a partner.
    a partner, signed a master promissory note for $1 million under which
(2) Under the terms of the agreement, the advances under the subordinated note agreement allow the conversion of the principal and accrued and unpaid interest thereon to be converted into shares of Preferred Stock at $0.10.
(3)-Under the terms of the agreement, the number of warrants that are earned increases if the per share closing price of the underlying stock decreases.
(4)-These derivitive securities were issued to North Coast Technology Investors LP, of which Mr. Braun is a partner.



    /s/ Hugo Braun                                          April 25, 2003
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    **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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